BY EDGAR	July 10, 2007

TO:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RE:

PRIMEWEST ENERGY TRUST (THE “TRUST”) – RESULTS OF SPECIAL MEETING (THE “MEETING”) OF HOLDERS (“UNITHOLDERS”) OF TRUST UNITS (“TRUST UNITS”) OF THE TRUST AND HOLDERS OF EXCHANGEABLE SHARES EXERCISABLE TO ACQUIRE TRUST UNITS (“EXCHANGEABLE SHAREHOLDERS” AND, COLLECTIVELY WITH THE UNITHOLDERS, THE “SECURITYHOLDERS”).

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, please be advised that in connection with the Meeting held on July 10, 2007, the following matter was considered and approved in the manner set forth below:

1.

By a show of hands, a special resolution of Securityholders pertaining to the approval of the Arrangement Resolution set forth in Appendix “A” to the joint information circular and proxy statement of the Trust and Shiningbank Energy Income Fund dated June 7, 2007.

Total
Votes For	25,965,640
Votes Against	746,860
Total Votes Cast
Percentage of Votes in Favour of Resolution	97.2%
Percentage of Votes Against Resolution	2.8%

We trust that you will find the foregoing to be of assistance.

PRIMEWEST ENERGY TRUST BY: PRIMEWEST ENERGY INC.
“Donald A. Garner”
Donald A. Garner President and Chief Executive Officer